# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Forge Nano Holdings, Inc., CIK 0002101833
CUSIP: 345920102
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: 12300 GRANT STREET, SUITE 100, THORNTON, Colorado (CO), 80241
Date of event which requires filing of this statement: 10/22/2026
Filed by CIK 0002141486
Persons authorized to receive notices and communications: Paul Lichty, c/o Forge Nano Holdings, Inc., 12300 Grant Street, Suite 100, Thornton, Colorado (CO), 80241, 720-259-8579

## Reporting persons
- Paul Lichty (CIK 0002141486): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 16,532,751; shared voting power 0; sole dispositive power 16,532,751; shared dispositive power 0; aggregate amount beneficially owned 16,532,751 (7.5% of the class)
  Comment: Row 13: Based on 218,655,585 shares of Common Stock outstanding as of the close of business on October 22, 2026, as reported on the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 27, 2026, and assumes the exercise of options held by the Reporting Person to purchase 888,493 shares of Common Stock that are exercisable within 60 days of the date of this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Name of issuer: Forge Nano Holdings, Inc.
Address of issuer's principal executive offices: 12300 GRANT STREET, SUITE 100, THORNTON, Colorado (CO), 80241
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Forge Nano Holdings, Inc. (the "Issuer"), which has its principal executive offices located at 12300 Grant Street, Suite 100, Thornton, CO 80241.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Paul Lichty (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is c/o Forge Nano Holdings, Inc., 12300 Grant Street, Suite 100, Thornton, CO 80241.
Present principal occupation or employment: The Reporting Person is the Chief Executive Officer and a director of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person co-founded Forge Nano, Inc., a Delaware corporation ("Forge Nano"), in 2011 and serves the Chief Executive Officer and on the board of directors (the "Board") of the Issuer. On April 20, 2026, Archimedes Tech SPAC Partners II Co., a Cayman Islands exempted company ("ATII"), entered into that certain Agreement and Plan of Merger (the "Merger Agreement"), by and among ATII, ATII Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of ATII ("Pubco"), ATII Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of ATII ("Merger Sub I"), ATII Merger Sub II, LLC, a Delaware limited liability company and a wholly-owned subsidiary of ATII ("Merger Sub II"), and Forge Nano.

At the extraordinary general meeting of ATII held on October 16, 2026, the holders of ordinary shares of ATII (the "ATII Ordinary Shares") approved the Business Combination (as defined below) and the other proposals described in the definitive proxy statement/prospectus, dated September 22, 2026 (the "Proxy Statement/Prospectus"), filed with the U.S. Securities and Exchange Commission (the "SEC") on September 24, 2026, which forms a part of the registration statement on Form S-4 (File No. 333-295563) under the Securities Act of 1933, as amended, initially filed with the SEC on May 5, 2026 and declared effective by the SEC on September 22, 2026.

On October 22, 2026 (the "Closing Date"), the parties to the Merger Agreement consummated the transactions contemplated by the Merger Agreement (the "Business Combination"). Pursuant to the Merger Agreement, on October 21, 2026, ATII re-domiciled and became a Delaware corporation by merging with and into Pubco (the "Domestication Merger"), following which the separate corporate existence of ATII ceased and Pubco continued as the surviving corporation. On the Closing Date, Merger Sub I merged with and into Forge Nano (the "First Company Merger"), with Forge Nano surviving the First Company Merger as a wholly-owned subsidiary of Pubco (in such capacity, the "Initial Surviving Corporation"). Immediately following the effective time of the First Company Merger, the Initial Surviving Corporation merged with and into Merger Sub II (the "Second Company Merger"), with Merger Sub II surviving the Second Company Merger as a wholly-owned subsidiary of Pubco. As a result of the Business Combination, the name of Pubco was changed to "Forge Nano Holdings, Inc." Pubco following the consummation of the Business Combination is referred to herein as the Issuer.

In connection with the consummation of the Business Combination, the Issuer issued an aggregate of 218,655,585 shares of Common Stock, consisting of (i) 7,370,932 shares of Common Stock issued to the holders of ATII Ordinary Shares in the Domestication Merger, (ii) 116,015,828 shares of Common Stock issued to the former stockholders of Forge Nano in the First Company Merger, (iii) 5,268,825 shares of Common Stock issued to certain investors in a PIPE financing in connection with the Business Combination, and (iv) 90,000,000 shares of Common Stock issued to the escrow agent and pending release upon the achievement of certain milestones by the Issuer (the "Earn-Out Shares"). In connection with the consummation of the Business Combination, the Reporting Person received 15,644,258 shares of Common Stock and options to acquire an aggregate of 1,380,471 shares of Common Stock, 888,493 of which are exercisable or may become exercisable within 60 days of the date of this Schedule 13D. In addition, the Reporting Person received the right to receive 11,773,192 Earn-Out Shares and an aggregate of 1,035,356 performance stock units that vest upon achievement of certain milestones by the Issuer (the "PSUs"). The Earn-Out Shares and PSUs are not included in the Reporting Person's beneficial ownership reported on this Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the shares of Common Stock reported on this Schedule 13D in connection with the Business Combination for investment purposes.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, however, in the future consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, extraordinary transactions and transactions relating to a material amount of the Issuer's assets, dividend policy, composition of the Board and management, corporate structure and business, sale transactions, acquiring additional securities of the Issuer, making amendments to the governing instruments of the Issuer and the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

As a member of the Board, as Chief Executive Officer or as a stockholder of the Issuer, the Reporting Person may engage in communications with, without limitation, one or more stockholders of the Issuer, management of the Issuer and/or one or more members of the Board and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the Board and such other matters as the Reporting Person may deem relevant to his investment in, and position with, the Issuer. The Reporting Person may change his intentions with respect to any and all matters referred to in this Item 4 at any time and without prior notice. He may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans, proposals or other actions or proceed with such transactions.

The Reporting Person also intends to review his investment in the Issuer on a continuing basis and depending upon various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of any communications referenced above, overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, may take such actions with respect to his investment in the Issuer as he deems appropriate. The Reporting Person may endeavor (i) to increase or decrease his position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, or through the grant, vesting or exercise of equity awards granted to him in his capacity as an officer or director of the Issuer, and to decrease his position through gifts, transfers to family members, trusts or other estate-planning vehicles, or donations to charitable organizations or donor-advised funds, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge his economic exposure to the shares of Common Stock without affecting his beneficial ownership of the shares of Common Stock. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Information in Rows 11 and 13 of the cover page of the Reporting Person is incorporated into this Item 5(a) by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Information in Rows 7 to 10 of the cover page of the Reporting Person is incorporated into this Item 5(b) by reference.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in the shares of Common Stock in the past 60 days, other than those described in Item 3 of this Schedule 13D, which is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Registration Rights Agreement

The Reporting Person is party to an amended and restated registration rights agreement with respect to his shares of Common Stock (the "A&R Registration Rights Agreement"), dated as of October 22, 2026. The material terms of the A&R Registration Rights Agreement are described in the section of the Proxy Statement/Prospectus beginning on page 177 titled "Proposal No. 1 - The Business Combination Proposal - Additional Agreements - A&R Registration Rights Agreement." Such description is qualified in its entirety by the text of the A&R Registration Rights Agreement, which is included as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Lock-Up Agreement

The Reporting Person is party to a lock-up and release agreement, dated as of April 20, 2026, with Forge Nano (the "Lock-Up Agreement"), pursuant to which the Reporting Person agreed, subject to certain customary exceptions, not to transfer any shares of Common Stock held by the Reporting Person immediately following the consummation of the Business Combination during the period commencing on the Closing Date and ending on the earlier of (i) six months after the Closing Date and (ii) the date on which the last reported sale price of the Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading-day period after the Closing Date. The Lock-Up Agreement also contains a release by the Reporting Person, on behalf of himself and his affiliates, of claims against the Issuer and its subsidiaries (including Forge Nano) and their respective officers, directors, managers, employees and representatives arising in his capacity as an equityholder of Forge Nano and its subsidiaries prior to the Closing Date, subject to certain customary exceptions. The material terms of the Lock-Up Agreement are described in the section of the Proxy Statement/Prospectus beginning on page 176 titled "Proposal No. 1 - The Business Combination Proposal - Additional Agreements - Lock-Up Agreement." Such description is qualified in its entirety by the text of the Lock-Up Agreement, which is included as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

To the Reporting Person's knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Amended and Restated Registration Rights Agreement, dated as of October 22, 2026, by and among Forge Nano Holdings, Inc., Archimedes Tech SPAC Sponsors II LLC and the other holders party thereto (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed on October 27, 2026).

Exhibit 2*: Lock-Up Agreement, dated as of April 20, 2026, by and between the Reporting Person and Forge Nano.

* Filed herewith.

## Signatures
- Paul Lichty: /s/ Paul Lichty, Paul Lichty (10/29/2026)